Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 3 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City BC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday October 24, 2002.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

02055823

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

Item	Date Lodged	Description
1	24 October 2002	Notification of Discharge or Release of Property from a Charge

Should you require any additional information, please do not hesitate to contact me.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Yours faithfully,

BEN GRAHAM
Administration Co-Ordinator.

SEC MAIL RECEIVED PROCESSING
NOV 04 2002
WASH. D.C. 155 SECTION

ASIC registered agent number	
lodging party or agent name	
address	
	postcode
telephone	( )
facsimile	( )
DX number	

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **312**

Notification of

discharge or release of property from a charge

Corporations Law
269(1)

Corporation name (chargor)	OMI RESEARCH PTY LTD
A.C.N. or A.R.B.N.	092 084 805

Details of the registered charge

Provide ASIC charge number and/or State/Territory charge number if applicable

ASIC charge number 769024

Or State/Territory in which charge was registered

And State/Territory charge number

Details of the chargee

Person or corporation last entitled to the benefit of the charge (family & given name or corporation name & ACN or ARBN if applicable)

name CBFC LIMITED ACN 008 519 462

Has the chargee changed its name since it was first entitled to the benefit of the charge? Yes ☐ No ☒
if yes former name (family & given names or corporation name).

name

Details of the discharge or release of property

date of discharge or release (d/m/y) 17 October 2002

(tick one box) extent of discharge ☒ paid or satisfied in full ☐ partial satisfaction

if partial satisfaction ☐ paid or satisfied to the extent of $

☐ paid or satisfied to the extent of $ and the property described below was released

☐ the property described below was released

description of property released (if not a full discharge)

SEC MAIL PROCESSING SECTION RECEIVED NOV 04 2002 WASH. D.C. 155

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 2 of 3 pages.

Signature

I am authorised to sign this form on behalf of the chargee and I certify that the information in this form is true and complete.

print name Jennifer Ann Brown

capacity Assistant Manager Operations in the Commonwealth Bank of Australia, Loan Processing Centre, Brisbane

sign here [signature]

date 17 October 2002

FORM OF DISCHARGE OF SECURITY

MEMORANDUM made 17 October 2002 BETWEEN CBFC LIMITED ACN 008 519 462 ("the Mortgagee") and OMI RESEARCH PTY LTD ACN 092 084 805 ("the Mortgagor")

The property described in Schedule 2 is hereby released and discharged from the security described in Schedule 1 ("the Security") and the Security is discharged to that extent but reserving and without prejudice to the rights powers and remedies if any of the Mortgagee under the Security or otherwise as against:

a) the Mortgagor personally;
b) all sureties and other persons; and
c) the property comprised in or charged by any other security

notwithstanding the lodgement of a "discharge or release of property from a charge form" relating to the Security at the Australian Securities & Investments Commission ("ASIC"), which form records the extent of the discharge as "paid or satisfied in full" so that the Mortgagee's security interest (and not the Mortgagee's rights, powers or remedies referred to above) is noted on the ASIC Register of Charges as so satisfied.

SCHEDULE 1

Type	Date	Registration No.	Parties
Equitable Charge	3/10/2000	769024	The Mortgagor and the Mortgagee

SCHEDULE 2

All mortgages deeds and other documents relating to land and all moneys bills of exchange promissory notes Government securities shares or stock certificates transfer of shares or stock debentures policies of insurance (whether fire life or marine) and other securities negotiable or otherwise, the subject of the Security.

Signed in Queensland for and on behalf of
CBFC LIMITED
by its duly constituted attorney
Jennifer Ann Brown
who certifies that he/she is the
Assistant Manager Operations in the Commonwealth
Bank of Australia, Loan Processing Centre, Brisbane
in the presence of
Glen Bannister
of 1 Fortescue Street Spring Hill Qld 4000
AND I certify that the person executing this
instrument is personally known to me

....

CBFC LIMITED
by its attorney

....
Power of Attorney No 705247156

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 3 pages.